SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_________

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of May 2006

Commission File Number 1-31927

_________

NORTHERN ORION RESOURCES INC.

(Translation of registrant’s name into English)

Suite 250 - 1075 West Georgia Street

Vancouver, British Columbia, Canada V6E 3C9

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F             Form 40-F     X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes            No     X

   Suite 250, 1075 West Georgia Street

 Vancouver, BC, Canada  V6E 3C9

www.northernorion.com

NEWS RELEASE

May 15, 2006

NNO – TSX

NTO – Amex

NORTHERN ORION REPORTS RECORD QUARTER – 140% INCREASE OVER 2005

Northern Orion is pleased to report record net earnings of $21,469,000 ($0.14 per share) for the first quarter of 2006 (“Q1 2006”), compared with net earnings of $8,938,000 ($0.07 per share) for the same period in 2005 (“Q1 2005”).

First Quarter 2006 Highlights

•

The Company’s share of operating cash flow before interest, depletion, depreciation, amortization and tax (“EBITDA”, see Section 3.2) from Alumbrera was $32,655,000 ($0.22 per share) in Q1 2006, compared to $13,825,000 ($0.11 per share) in Q1 2005.

•

Equity in earnings from Alumbrera was $21,409,000 ($0.14 per share) in Q1 2006, compared to $8,256,000 ($0.06 per share) for Q1 2005.

•

Average realized copper price was $3.25 per pound and average realized gold price was $577 per ounce in Q1 2006.  The Company’s share of Alumbrera sales during the quarter was 11,160,000 pounds of copper and 17,170 ounces of gold.  For the comparative period in 2005, the average realized prices for copper and gold were $1.62 per pound and $417 per ounce respectively, and the Company’s share of Alumbrera sales was 10,000,000 pounds of copper and 16,741 ounces of gold.

•

During the quarter, the Company continued to make significant progress on a detailed update to the feasibility study for the development of its Agua Rica project.  The update is expected to be completed by mid 2006, and discussions for the financing of the project are also well under way.

•

At March 31, 2006, the Company had a cash position (including temporary investments) of $163,447,000.

“With current metal prices, we believe that 2006 will be another solid year of earnings and cash flow for the Company as we complete the detailed update to the Agua Rica feasibility study, advance our commercial negotiations for its project financing and concentrate off-take in order to commence mine construction,” said David Cohen, President and CEO of Northern Orion.

Teleconference call details

Northern Orion will host a telephone conference call and webcast on Tuesday, May 16 at 10:00 a.m. Pacific (1:00 p.m. Eastern) to discuss these results.  The conference call may be accessed by dialing 1-800-319-4610 in Canada and the United States, or 1-604-638-5340 internationally.

The conference call will be archived for later playback and can be accessed by dialing 1-800-319-6413 or 1-412-317-0095 and using the passcode 7009#.

Please go to www.northernorion.com to review our Management’s Discussion and Analysis of Financial Conditions and Results of Operations.

Results of Operations for the three months ended March 31, 2006

The following table sets forth selected consolidated financial information for the three months ended March 31, 2006 and 2005 (in thousands of U.S. dollars, except per share amounts):

Table 1

Consolidated statements of operations
	First quarter
	2006	2005

Equity earnings of Minera Alumbrera Ltd.	$ 21,409	$ 8,256
Expenses
Financing costs	--	(284)
Foreign exchange gain (loss)	(10)	1,695
Office and administration	(656)	(507)
Professional and consulting	(506)	(455)
Property maintenance and exploration	(43)	(46)
Interest and other income	1,275	495
Interest expense	--	(216)
Net earnings for the period	$ 21,469	$ 8,938

Earnings per share - basic	$ 0.14	$ 0.07
Earnings per share - diluted	$ 0.12	$ 0.06

Weighted average shares outstanding ('000s)
Basic	149,376	129,244
Diluted	176,536	151,669

Alumbrera operations

The following is a summary of Northern Orion’s 12.5 % proportional share of Alumbrera’s operations for the three months ended March 31, 2006 and 2005:

Table 2

Company's 12.5% proportional share of Alumbrera operations

	First quarter
	2006	2005
Key financial statistics
(amounts stated in thousands of U.S. dollars)
(per share amounts stated in U.S. dollars)

EBITDA (1)	32,655	13,825
Equity in earnings	21,409	8,256

EBITDA, per share (1)	0.22	0.11
Equity in earnings, per share	0.14	0.06

Sales - Copper (pounds)	11,160,000	10,000,000
Gold (ounces)	17,170	16,741

Average realized price
Copper ($ per pound)	3.25	1.62
Gold ($ per ounce)	577	417

Copper cash costs per pound,	(0.05)	(0.04)
net of gold credits (1)

Key production statistics

Ore mined (tonnes)	789,000	1,078,000

Ore milled (tonnes)	1,103,000	1,143,000

Grades - Copper (%)	0.63	0.49
Gold (grams/tonne)	0.76	0.56

Recoveries - Copper (%)	89	89
Gold (%)	77	77

Production - Copper (pounds)	13,586,000	10,924,000
Gold (ounces)	20,756	16,233

(1) These are non-GAAP measures as described below.

During the three months ended March 31, 2006, the Company recorded equity in earnings of $21,409,000, a record for any quarter since the acquisition of its 12.5% interest in the Alumbrera Mine in June 2003.  This represented an increase of 159% over the same period in 2005.

The average realized copper and gold prices for the period were 100% and 38% higher, respectively, than for the same period in 2005.  Average realized prices can differ from average spot prices as metals sales prices are subject to adjustment on final settlement.  In a sharply rising copper price environment which the markets experienced in Q1 2006, these adjustments on certain sales recognized during late 2005 resulted in a realized price of $3.25 per pound of copper for Q1 2006, substantially higher than the average spot price of $2.27 per pound.

The average grades of copper and gold mined for the period were 29% and 36% higher, respectively, than for the same period in 2005.  Copper and gold recoveries have remained relatively unchanged in the past 12 months.  Although there was a 3% drop in the tonnes of ore mined in Q1 2006 compared to Q1 2005, the increase in the copper and gold grades was the primary reason for the increase of production.  Production of copper and gold in Q1 2006 was 24% and 28% higher than in Q1 2005.

The higher gold production and prices has a positive effect on cash costs per pound of copper net of gold credits, which improved from negative $0.04 cents per pound in Q1 2005 to negative $0.05 per pound in Q1 2006, as discussed below under “Alumbrera Non-GAAP Measures”.

Recent Developments at Alumbrera

Alumbrera is currently working on the expansion of the concentrator at the mine which when completed, is projected to increase mill throughput by 8% to 40 million tonnes per annum and which should result in an increase in production levels.  The expansion is scheduled for commissioning in December 2006 will cost approximately $15.5 million (Northern Orion share - US$1.9 million).

Mineral Reserves and Resources as at December 31, 2005 are as follows (on a 100% basis, of which Northern Orion owns 12.5%):

Mineral Reserves*

Proved	360 Mt @0.46%Cu & 0.51 gpt Au
Probable	23 Mt @0.42%Cu & 0.43 gpt Au
Total	380 Mt @0.46%Cu & 0.51 gpt Au

Mineral Resources* (additional to Reserves)

Measured	19 Mt @0.37%Cu & 0.36 gpt Au
Indicated	4 Mt @0.40%Cu & 0.40 gpt Au
Total	23 Mt @0.38%Cu & 0.37 gpt Au

* Information which relates to Mineral Resources and Reserves is based on information verified by Alumbrera’s internal lab facilities and compiled by Mr. Luis Rivera who is a member of the Australasian Institute of Mining and Metallurgy and who is a Qualified Person as defined by National Instrument 43-101. Mr. Rivera is a full-time employee of Minera Alumbrera Limited.  Ore Reserves have been calculated in accordance with the recommendations of the Australian Institute of Mining and Metallurgy - Joint Ore Reserve Committee (the “JORC” code),where the Measured and Indicated Mineral Resources are inclusive of those Mineral Resources modified to produce the Mineral Reserves.

Alumbrera Non-GAAP Measures

The Company believes that conventional measures of performance prepared in accordance with Canadian GAAP do not fully illustrate the ability of Alumbrera to generate cash flow.  In this MD&A, the Company has reported its share of earnings before interest, depletion, depreciation, amortization and tax (“EBITDA”) at Alumbrera.  This is a non-GAAP measure which the Company believes is used by certain investors to determine the Company’s ability to generate cash flows for investing and other activities.  The Company also reports cash costs per pound of copper (net of gold credits), another non-GAAP measure which is a common performance measure used in the base metals industry.  These non-GAAP measures do not have any standardized meaning prescribed under Canadian GAAP, and therefore they may not be comparable to similar measures employed by other companies.

Cash costs net of gold credits decreased to negative $0.05 per pound of copper in Q1 2006 from negative $0.04 per pound in Q1 2005.  Despite this decrease, costs of production have increased in the last twelve months due to rising costs of fuel, electricity, tires and reagents, and higher rates for price participation, treatment and refining charges, and ocean freight.

The following table provides a reconciliation of EBITDA and cash costs per pound (net of gold credits) to the financial statements:

Table 3

(Stated in thousands, except ounce, pound,
per ounce and per pound amounts)
	First quarter
	2006	2005
EBITDA Calculation
Revenues from mining activities	$ 42,008	$ 20,410
Cash cost of sales	(9,353)	(6,585)
EBITDA	$ 32,655	$ 13,825
Interest, taxes,
depreciation and amortization	(11,246)	(5,569)
Equity earnings of Alumbrera	$ 21,409	$ 8,256

Cash cost calculation
Gold sales in ounces	17,170	16,741
Average realized price per ounce	$ 577	$ 417
Total gold revenues	$ 9,907	$ 6,981
Cash cost of sales	9,353	6,585
Net costs after gold credits	(554)	(396)
Copper sales in pounds	11,160,000	10,000,300
Cash cost per pound of copper	$ (0.05)	$ (0.04)

Agua Rica

In late 2004, the Company commissioned Hatch Ltd. to prepare a detailed update to the feasibility study to support financing.  This study, which is expected to be completed in mid 2006, will focus on the development of a mine and processing facility at Agua Rica, with production planned to commence approximately three years after the Company obtains all necessary permits.  Part of this study also included a re-estimation of the Agua Rica resources using the full 176-hole database previously developed by BHP.  The results of the re-estimation, completed in March 2005 and available on SEDAR at www.sedar.com, showed a significantly expanded resource.

In the first quarter of 2006, the Company spent $6,318,000 on advancing the update to the feasibility study.  The Company has completed additional field work to support the update.  The work included drilling in the mine area for pit slope stability and hydrogeological data, metallurgical test work, water supply drilling, updating the block model and resource estimate, and performing additional baseline work to support the environmental impact assessment.  The initial open pit outline has been determined and work continues on the mine design for the purposes of developing costs and declaring a reserve.   The Company has also mandated a financial advisor to arrange project debt financing and is currently in discussions with international project finance banks that may potentially participate in the financing.

Corporate

Corporate expenses in Q1 2006 were generally in line with Q1 2005 except for the following:

A foreign exchange gain was incurred in Q1 2005 as a result of the Company holding Canadian dollars in a falling U.S. dollar environment.  The Company raised Cdn.$125,012,500 (U.S.$101,637,000) from its short form prospectus offering of the Company’s shares in February 2005.  The Company reduced its exposure to foreign exchange gains and losses during the third quarter of 2005 when it converted Cdn.$74 million in cash to U.S. dollars.

Interest income increased from $495,000 in Q1 2005 to $1,275,000 in Q1 2006 due to the Company’s increased cash balances from the short form prospectus offering in early 2005 and from cash distributions from Alumbrera, and due to rising interest rates over the past 12 months.  Financing costs of $284,000 and interest expense of $216,000 were incurred in Q1 2005 in connection with an outstanding term loan facility which the Company repaid in full by the end of 2005.  No such costs were incurred in Q1 2006.

Liquidity, Capital Resources and Outlook

At March 31, 2006, the Company had working capital of $161,552,000 (December 31, 2005 - $133,605,000) and cash and cash equivalents and temporary investments of $163,447,000 (December 31, 2005 - $135,911,000).  The increase in the cash balances in 2006 was mostly due to cash distributions of $35,318,000 received from the Company’s 12.5%-owned Alumbrera mine.

The Company anticipates copper and gold prices to remain strong in 2006.  For the remainder of 2006, the mine plan at Alumbrera calls for the mining of zones that are of similar copper grades as that achieved in 2005 (2006 – 0.56%; 2005 – 0.57%), and slightly higher gold grades as compared to 2005 (2006 – 0.69 g/t; 2005 – 0.63 g/t).  Recovery rates in 2006 are expected to be similar to 2005.

click on each graph to enlarge

The information above is subject to change and is subject to the risk factors described in the Company’s Management’s Discussion and Analysis for the year ended December 31, 2005.

Based on current commodity prices, market conditions and planned production levels at Alumbrera, the Company expects to receive significant cash flows from Alumbrera for at least the next eight to ten years, which, along with the Company’s current cash balances, will provide a significant part of the equity contribution necessary for the Company to bring Agua Rica into production.  The Company will also require significant external financing or third party participation in order to bring Agua Rica into production.  However, if volatile global and market conditions result in a significant decline in commodity prices, then the cash flows from Alumbrera may become insufficient to advance any of the Company’s projects, including Agua Rica, to the production stage, and to fund other acquisition projects.  This could also result in the Company having difficulty in obtaining external financing or third party participation.

If so, over the long-term, the Company may be required to obtain additional funding either through the public or private sales of equity or debt securities of the Company, or through the offering of joint venture or other third party participation in Agua Rica in order to bring Agua Rica into production.  Insofar as factors beyond the Company’s control may adversely affect its access to funding or its ability to conclude financing arrangements, there can be no assurance that any additional funding will be available to the Company or, if available, that it will be on acceptable terms.  If adequate funds are not available, the Company may be required to delay or reduce the scope of its activities to bring Agua Rica into full production.

Northern Orion is a mid-tier copper and gold producer focused on the development of its Agua Rica project and engaged in the exploration for copper and associated by-product metals in Argentina.  The Company will continue to build upon its progress to date with a strategy to advance Agua Rica so as to achieve maximum monetary returns in the shortest time frame.  In addition, the Company will continue to review and evaluate accretive acquisitions that could provide the Company with additional cash flow in the short to medium term.

“David Cohen”

David Cohen, President and CEO

For further information, please contact: Investor Relations, 1-866-608-9970 or info@northernorion.com

Except for the statements of historical fact contained herein, certain information presented constitutes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995.  Such forward-looking statements, including but not limited to, those with respect to the price of gold, silver and copper, the timing and amount of estimated future production, the potential and/or projected cash flow generated from production, costs of production, reserve determination and reserve conversion rates, and the potential for further equity dilution involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of Northern Orion to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.  Such factors include, among others, risks related to international operations, risks related to joint venture operations, the actual results of current exploration activities, actual results of current reclamation activities, conclusions of economic evaluations, uncertainty in the estimation of ore reserves and mineral resources, changes in project parameters as plans continue to be refined, future prices of gold, silver and copper, economic and political instability in Argentina, environmental risks and hazards, increased infrastructure and/or operating costs, labor and employment matters, and government regulation as well as those factors discussed in the section entitled “Risk Factors” in Northern Orion’s Renewal Annual Information form attached to Northern Orion’s latest Form 40-F on file with the United States Securities and Exchange Commission in Washington, D.C.  Although Northern Orion has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended.  There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements.  Northern Orion disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.  Accordingly, readers should not place undue reliance on forward-looking statements.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NORTHERN ORION RESOURCES INC.

(Registrant)

Date:

May 15, 2006

By:

/s/David W. Cohen

David W. Cohen
President and Chief Executive Officer